Exhibit 99.1
Results of Shinhan Bank’s Annual General Meeting for the Fiscal Year of 2011

On March 27, 2012, Shinhan Bank, our wholly-owned bank subsidiary, held the annual general shareholders’ meeting for the fiscal year of 2011, and the four agendas listed below were approved.

Agenda:

1) Approval of Balance Sheets, Income Statements and Statements of Appropriation of Retained

Earnings for the fiscal year of 2011 (January 1, 2011 ~ December 31, 2011)

2) Approval of Revision to Articles of Incorporation

3) Approval of Director Remuneration Limit

4) Appointment of Directors

The AGM of Shinhan Bank also approved cash dividend payment for the fiscal year of 2011 as follows:

- Total Dividend Amount: KRW 740 billion

1) Interim Cash Dividend: KRW 350 billion or KRW 221 per common share

2) Annual Cash Dividend: KRW 390 billion or KRW 246 per common share

Since SFG wholly owns Shinhan Bank, SFG will be receiving the total dividend amount from Shinhan Bank.